                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               AMENDMENT NO. 1 ON
                                SCHEDULE 13E-4/A
                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)


                         Comprehensive Care Corporation
                         ------------------------------
                                (Name of Issuer)

                         Comprehensive Care Corporation
                         ------------------------------
                      (Name of Person(s) Filing Statement)

          7 1/2% Convertible Subordinated Debentures due April 15, 2010
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    204620AA6
                                    ---------
                      (CUSIP Number of Class of Securities)


    Chriss W. Street, 350 W. Bay Street, Costa Mesa, CA 92627 (714) 222-2273
    ------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                 Not Applicable
                                 --------------
                (Date Tender Offer First Published, Sent or Given
                              to Security Holders)

                            Calculation of Filing Fee

Transaction
valuation*                                     Amount of Filing Fee
$3,173,333                                     $6,358.67
----------                                     ---------



* Estimated solely for the purpose of calculating the filing fee, pursuant to Rule 0-11(a)(4) and 0-11(b)(2), paid on September 14, 1995 upon originally filing this Schedule 13E-4 (as hereafter from time to time may be amended herein called the "Schedule") which was equal to one-fiftieth (1/50th) of one percent of an amount equal to one-third of the value, determined as described below, of the maximum amount of Debentures to be received by the Issuer (the "Transaction Value") based on the $9,538,000 outstanding principal amount of Debentures, which is the maximum to be received, according to their value on the Issuer's books. The Issuer has an accumulated capital deficit, thereby qualifying to base the Transaction Value on one-third of the $9,538,000 principal amount pursuant to Rule 0-11(a)(4).

/ /Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:



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ITEM 1.   SECURITY AND ISSUER

        (a) Comprehensive Care Corporation, 350 W. Bay Street, Costa Mesa, California 92627 (the "Issuer").



        (b) For each $1,000 outstanding principal amount (the "face amount") of the Issuer's 7 1/2% Convertible Subordinated Debentures due April 15, 2010 ("Debentures") and a waiver of the interest accrued and unpaid since April 15, 1994 in excess of $80.00, the Issuer proposes to exchange consideration comprised of the following: a payment of principal of $500 in cash plus sixteen
                (16) shares of the Issuer's authorized and previously unissued Common Stock, par value $.01 per share ("Common Stock") and an interest payment of $80 in cash (the "Exchange Offer"). The combined aggregate of the Issuer's cash and Common Stock exchangeable per $1,000 face amount of Debentures is called the "Exchange Consideration." The shares of Common Stock included in the Exchange Consideration are herein sometimes called the "Common Shares." Debentures that are tendered (and not withdrawn) at least five business days prior to the record date for the payment of interest due, will be accepted for payment (the "Exchange"). The Debentures were issued pursuant to an Indenture dated April 25, 1985 (the "Indenture") between the Issuer and Bank of America National Trust and Savings Association, as Trustee (including any successors, herein called the "Trustee").



        (c) The Debentures are traded over-the-counter, although trading in these securities is limited and sporadic. The sections headed "Price of Securities Prior to Announcement" on page 6 of the Offering Circular, "Price Range of Debentures" on page 9 thereof and "Price Range of the Common Shares" on page 17 thereof are incorporated herein by this reference.


ITEM 2.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a) The Issuer contemplates that the financing available to the Issuer from its internal sources will be adequate to complete the Exchange, including payment of the Exchange Consideration in exchange for the Debentures that are tendered and a contemporaneous payment of interest that is currently due and unpaid in respect to all Debentures that are not tendered in order to effect a rescission of acceleration of the Debentures. The Issuer believes that its $4.5 million cash reserve would be adequate to pay the cash portion of the Exchange Consideration for up to approximately 70% of the amount of Debentures outstanding and to pay interest required to be paid on the remaining 30% or more in principal amount that would remain outstanding after the Exchange. If additional cash funding becomes necessary, the Issuer may rely on cash proceeds that may come from internal sources or one or a combination of the following potential cash sources:



                (i) The Issuer has filed amended Federal tax returns for tax years prior to 1995 to claim refunds of $13.2 million, and in October 1995, received a tax refund of $9.4 million less $2.5 million retained by the IRS to satisfy other tax obligations of the Issuer. These refunds and refund claims have been made under Section 172(f) of the Internal Revenue Code, an area of the tax law without significant precedent. There may be substantial opposition by the IRS to the Issuer's refund claims. Accordingly, no assurances can be


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                        made of the Issuer's entitlement to such refunds or the
                        timing of the receipt thereof or, if received, that such refunds would be retained.



               (ii) In March, 1995 a jury awarded the Issuer approximately $2.7 million, plus certain legal costs and post-judgment interest, in damages in a lawsuit against RehabCare Corporation. The defendant has posted a $3.0 million bond for the amount of the award and has filed an appeal of the judgment. Management is unable to predict whether the proceeds from this judgment will be received in fiscal 1996.



               (iii) The Issuer has received a firm offer from a mutual fund to purchase in a private placement at least $5.0 million of 15% fully secured Issuer notes due no earlier than December 1996 if offered by the Issuer.



               (iv) Included in current and non-current assets are four hospital facilities designated as property and equipment held for sale with a total carrying value of $6.2 million. The Issuer expects to sell two of these facilities in fiscal 1996 and may lease a third facility to an unrelated entity. However, the contracts have not been fully negotiated, and proceeds from the sale or lease of such assets are not expected to be available by the time the Debenture Exchange is expected to occur. Accordingly, management expects to use such cash proceeds, if received during fiscal 1996, to fund and expand the Issuer's operations and implement the Issuer's restructuring plans. There can be no assurance that any of the hospitals will be sold or that, if a sale occurs, the terms of such sale would be sufficient to discharge encumbrances and obligations arising in connection with such property and produce any surplus available for use in connection with the Exchange.



        In the event that, under circumstances then prevailing, financing is unavailable or is available only on terms that are unacceptable in the Issuer's reasonable judgment, or if other adverse conditions then exist, the Issuer may elect not to proceed with or effect the Exchange, if the Issuer reasonably determines that the Exchange is not in the best interests of the Issuer, or may amend the Exchange Offer, including to permit the Issuer to accept less than all of the Debentures tendered and prorate acceptances of the offer among all tendering holders.



        In addition, the Issuer's Senior Debt, as defined in the Indenture, is payable to the extent Senior Debt has matured. Senior Debt generally includes all indebtedness (whether incurred directly or assumed or guarantied) for borrowed money, any debt that is evidenced by a note or similar instrument, or evidenced by a lease in which the Issuer is the lessee.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE


        The Debentures are currently due and payable pursuant to an acceleration thereof that occurred when Debentureholders who owned an aggregate of at least 25% of the outstanding principal amount gave notice of acceleration in February 1995.



        The purpose of the tender offer is to rescind the Debenture acceleration by offering the Exchange Consideration in exchange for each $1,000, or



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        integral multiple thereof, in principal amount of up to 100% of the outstanding Debentures.



        The Issuer is a party to a letter agreement dated March 3, 1995 (the "Letter Agreement") with Mr. Jay H. Lustig, an individual who claimed that he was representing certain holders of at least 25% of the outstanding principal amount of Debentures (therein called the "Participating Securityholders"). The Letter Agreement is filed as Exhibit (c)(ii) hereto and is incorporated herein by this reference. The Letter Agreement provided for the Issuer offering an exchange for all of the Debentures that were outstanding and properly tendered by the Debentureholders, but such proposed exchange offer was not effected. Although the Letter Agreement is not binding upon the Issuer because of the failure on the part of Mr. Lustig to perform under the terms thereof, the Exchange is being made by the Issuer voluntarily and includes certain of the concepts of the Letter Agreement as a framework for the proposed Exchange. See Item 5, "Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities" below.



        The Issuer conditions its obligation to accept the tendered Debentures in the Exchange upon conditions including (A) rescission of the Debenture acceleration, which requires action by the holders of at least a majority in principal amount of Debentures outstanding and (B) at least two-thirds of the principal amount outstanding of Debentures giving Consent to a waiver of Other Defaults under the Debentures. The Issuer has reserved $4.5 million in cash, representing an amount that would be necessary to make full payment of Exchange Consideration for slightly less than 70% of the Debentures plus interest and default interest due on the remaining Debentures. The Issuer intends to pay any additional principal and all costs and expenses incurred to consummate the Exchange from general corporate funds.



        The tender of Debentures also includes the waiver of the accrued interest that is in excess of $80.



        The Debentures received by the Issuer from the tendering Debentureholders in the Exchange will be held by the Issuer in its treasury, will be considered outstanding and may be voted by the Issuer. Debentures which are exchanged for Exchange Consideration will not be retired until such time as the Issuer has effected the rescission of acceleration and consented to and ratified the proposals which are being separately presented to Debentureholders in a Debenture Consent Solicitation Statement on Schedule 14A, which is incorporated herein by this reference. The Issuer may retire such Debentures at any time, and pending retirement, the Issuer's ability to vote or consent as a Debentureholder could give the Issuer the ability to exercise control of the rights of the Debentureholders. The Issuer currently intends to retire the Debentures as soon as practicable after the completion of the Exchange.



        In connection with the proposed Exchange, the Issuer has not taken any action with the purpose of deregistering Debentures in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"); provided, that, prior to the Exchange Offer the Debentures have been held by fewer than 300 record holders. At any given time one or more record holders may request certificates to be issued in the names of one or more of the beneficial holders. As of September 19, 1995 there were approximately 60 record holders, including clearing agencies and brokers. Based on the Issuer's written communication to brokers believed to hold Debentures for beneficial holders, brokers hold



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        Debentures for an aggregate of 170 beneficial holders. Therefore, the maximum total number of potential record holders at this time is approximately 230. The Debentures would have been deregistrable at any time prior to the Exchange Offer, effective ninety (90) days after filing with the Commission a certification on Form 15 that there are fewer than 300 record holders. The Issuer may consider deregistration of Debentures at some future time if circumstances exist under which the Debentures will be deregistrable after the Exchange Offer. After the prescribed 90-day time period, deregistration will affect to some extent the applicability of certain federal securities laws to the Debentures.



        The Issuer has no present intention to retire any Debentures prior to their original maturity date except pursuant to the Exchange Offer. The Indenture provides for the Issuer's Board of Directors to be able to reduce the Debenture conversion price, or to redeem Debentures for cash equal to their face amount.



        Except to the extent indicated in the preceding paragraphs, the Issuer has no plans or proposals of the type enumerated in Item 3 of Schedule 13E-4.


ITEM 4.    INTEREST IN SECURITIES OF THE ISSUER


        Except as disclosed in Item 5, there have been no transactions in the Debentures by the Issuer or any of its executive officers, directors, affiliates, or any associate or subsidiary thereof, during the forty
        (40) business days of the Issuer immediately preceding the filing hereof.



        For this purpose, "affiliate" or "associate" is assumed to include subsidiaries and other entities that are controlled, directly or indirectly, by the Issuer and the executive officers and directors of each thereof.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.


        The Letter Agreement dated March 3, 1995, which is filed as Exhibit
        (c)(ii) hereto, is incorporated herein by this reference. The amount of the Exchange Consideration was determined according to the Letter Agreement, an agreement that arose from negotiations between the Issuer and Mr. Jay H. Lustig, an individual purportedly representing holders of a $2.5 million portion of the outstanding $9,538,000 principal amount of Debentures, and purportedly including the persons who had filed an involuntary petition to commence a bankruptcy liquidation of the Issuer. The Participating Securityholders supported the dismissal of the bankruptcy, as provided in the Letter Agreement. The petition was dismissed on March 6, 1995.



        Subsequent to executing the Letter Agreement, the Issuer received copies of notices of rescission of acceleration purportedly representing 44.1% of the Debentures in outstanding principal amount. All of the notices were addressed to the Trustee and the Issuer and purported to notify the Trustee to rescind acceleration of the Debentures. The Trustee's legal counsel has described the notices as invalid because, among other reasons, (1) the Trustee should have directly received originally signed notices from record holders of Debentures and the representative should not have faxed or mailed the notices to the Trustee, and (2) the Letter Agreement did not provide for either the curing of the existing Event of Default under the Indenture or the waiver of such Event of Default by all of the holders of Debentures (the waiver of all such holders being



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        required under Section 6.04 of the Indenture since the existing Event of
        Default consisted of missed interest payments), and such cure or waiver was a prerequisite under Section 6.02 of the Indenture to a rescission of acceleration of the Debentures. In addition, such notices and notices subsequently received were signed by holders of aggregately less than half of the outstanding principal amount of Debentures, and therefore the notices would have been insufficient in quantity even if they had not been deemed to be invalid (a majority of the outstanding principal amount being necessary to rescind acceleration).



        Mr. Lustig undertook sole responsibility on behalf of the Participating Securityholders for obtaining notices of rescission of acceleration pursuant to the Letter Agreement. The Issuer knows of no current activity of Mr. Lustig in regard to solicitation of consent.



        The Letter Agreement provided that the Issuer would use its best efforts to offer the Debentureholders an exchange. For each $1,000 in outstanding principal amount of Debentures and a waiver of whatever portion of the accrued interest on such Debentures exceeded $80, the Issuer was to offer cash of $500 as principal and $80 as interest and a number of shares of Common Stock calculated based on the reported prices on the NYSE Composite Tape during a defined trading period (March 6, 1995 through May 19, 1995). The Letter Agreement provided for a manner of calculation to have been based on the average price of any round-lot trades (100 shares or more). The $7.50 defined worth per share was calculated based on the daily closing price, with the average weighted for daily composite volume. This method is believed to approximate the Letter Agreement method as well as reasonably possible. The Issuer was unable to utilize the trading prices during the defined trading period because such date was not available for the full trading period.



        The Letter Agreement provided that the proposed exchange would be consummated within 180 days; provided, however, the Issuer's promise to use "best efforts" and its obligation to consummate the Exchange were expressly conditioned upon the satisfaction of Mr. Lustig's obligations. Mr. Lustig's efforts, if any, resulted in the delivery of notices of rescission that were considered invalid by the Trustee and were insufficient in amount. Management attributes the Issuer's delay beyond the prescribed 180 days to the failure of Mr. Lustig to cause a rescission of acceleration and to other factors beyond the Issuer's control. Management believes that the continuance of the acceleration of the Debentures has adversely affected the Issuer's ability to perform its obligation, if any, to make an exchange offer and that the time expended by the Issuer has been reasonable in the circumstances.



        The Letter Agreement required the representative, Mr. Lustig, to use best efforts to collect from Participating Securityholders as many notices of rescission of acceleration of Debentures as would comprise a majority of the aggregate face value outstanding. Mr. Lustig is believed to have delivered a consent binding on the Debentures registered in his name. Mr. Lustig, to the Issuer's knowledge, has not further exercised any consent solicitation efforts.



        The Trustee has proposed to make a general mailing to Debentureholders of written requests that Debentureholders give notice to the Trustee of rescission of acceleration and any other matters necessary so that the Exchange Offer proceed. Solicitations of a notice of rescission of acceleration of the Debentures may result in a rescission of the acceleration.



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        The Issuer's current year auditors have indicated that the acceleration, among other factors, creates uncertainty as to the Issuer's ability to continue as a going concern. If effected, thereby removing that uncertainty, the rescission could improve the Issuer's financial prospects. In addition to the acceleration, however, other factors creating uncertainty as to the Issuer's ability to continue as a going concern include significant recurring losses and negative cash flows from operations. A rescission of acceleration also could affect the "creditors' rights" of Debentureholders. The rescission of acceleration could have the effect of impairing the rights of Debentureholders relative to any other general creditors or subordinated creditors of the Issuer.



        While the acceleration and any Event of Default continue, the Trustee also can institute a lawsuit and obtain a judgment against the Issuer for the full outstanding principal amount of the Debentures plus unpaid interest and costs, in the judgment of the Trustee or at the instruction of Debentureholders holding 25 percent or more of the outstanding principal.



        The March 3, 1995 Letter Agreement provided for an agreement in favor of Mr. Lustig and all of the Debentureholders that the Issuer was not to pledge the shares of CareUnit, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer, after the date of the Letter Agreement in order for the Issuer to be prepared to satisfy a future obligation to pledge those shares for benefit of the Participating Securityholders, but only if they performed all of their material obligations (with opportunity for cure if cure were possible) under the Letter Agreement. Such pledge would have been to secure the Issuer's obligation to purchase the Debentures on and subject to the terms and conditions of the Letter Agreement or otherwise. Management believes that the Issuer's obligations to perform the pledge of CareUnit, Inc. shares did not arise because Mr. Lustig and the Participating Securityholders did not use best efforts to provide proper notices of rescission of acceleration signed by Participating Securityholders. The Letter Agreement also provided that a disposition of the shares would have been permitted at any time after approximately August 28, 1995, or 180 days from March 3, 1995, if the Participating Securityholders had performed all of their material obligations (with opportunity to cure if cure were possible). The Issuer had honored its covenant not to encumber the CareUnit shares otherwise than as contemplated by the Letter Agreement. In the currently proposed Exchange, no pledge of the CareUnit shares is contemplated.



        Pursuant to the Letter Agreement, every holder of Debentures who tendered them for exchange was to receive interest in an amount of $80 in cash in lieu of receiving the full actual amount of the interest. It is estimated that the interest (and default interest thereon) accrued through November 15, 1995 is approximately $117 per $1,000 of face value of Debentures. To the extent this accrual exceeds the $80 in cash amount allocated as interest, the tender of Debentures is deemed to be a waiver of interest. For the reasons set forth above, the Issuer believes that it is not bound by the Letter Agreement. The Exchange is being made by the Issuer voluntarily and includes certain of the concepts of the Letter Agreement as a framework for the proposed Exchange.



        According to the Indenture between the Issuer and the Trustee, no payment may be made to the holders of Debentures if any Senior Debt, as defined in the Indenture, has matured and is unpaid or if any Senior Debt, as so defined, is in default and if such default would permit acceleration of the Senior Debt and if any legal action concerning the



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        default is commenced or if the Senior Debt holder gives notice to the
        Issuer of such default. To the Issuer's best knowledge, there is no such default under any Senior Debt.



        The Issuer has and in the future may engage investment bankers or consultants to advise the Issuer and/or to offer, sell, or solicit offers or other indications of interest in the Issuer's securities, when and where permitted by law. For purposes of the preceding sentence, the term securities includes debt securities, non-convertible or convertible into stock, secured or unsecured by collateral, and subordinated or unsubordinated.



        The Issuer has from time to time engaged and compensated firms for the purpose of facilitating a placement of securities including, but not limited to, Chriss Street & Co., an investment banking firm affiliated with Chriss W. Street, the Chairman, Chief Executive Officer and President of the Issuer as approved by the Board of Directors. In addition, from time to time some of the investors introduced to the Issuer by Mr. Street have discussed follow-on investments with the Issuer's management. Chriss Street & Co. may receive advisory fees in connection with such investments if approved by the Board of Directors in the particular instance.



        Item 6 of this Schedule 13E-4 is incorporated herein by this reference.



        The "Risk Factors," "Other Factors to Consider," "The Exchange Offer," "Interests of Certain Persons," "Principal Stockholders," "Use of Proceeds," "Dividend Policy," "Capitalization," "Changes in Accountants," "Description of Debentures" and "Description of Capital Stock" portions of the Offering Circular are incorporated herein by this reference.


ITEM 6.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED


        The Exchange Offer is being made by the Issuer in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 3(a)(9) thereof. The Issuer, therefore, will not pay any commission or other remuneration to any broker, dealer, salesman, or other person for soliciting tenders of the Debentures. Regular employees of the Issuer and its subsidiaries, who will not receive additional compensation therefor, may solicit Exchanges from holders of the Debentures.



        The Trustee and Continental Stock Transfer & Trust Company (the "Exchange Agent") will be engaged to perform administrative services and to provide copies of the Offering Circular and other documents upon request.


ITEM 7.   FINANCIAL INFORMATION


        "Selected Financial Data," "Management's Discussion and Analysis," the financial statements, and the notes thereto, and the auditors reports thereon, included in the Issuer's Form 10-K/A Amendment No. 2 for the fiscal year ended May 31, 1995, as filed on September 20, 1995 with the Securities and Exchange Commission (the "Commission"), found on pages 18 through 61 thereof, are incorporated herein by reference.



        The "Condensed Consolidated Financial Statements," and the notes thereto, included in the Issuer's Form 10-Q/A, Amendment No. 1, for the fiscal quarter ended August 31, 1995, as filed on or about October 24,



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        1995 with the Commission, found on pages 2 through 16 thereof, are incorporated herein by reference.



        The "Condensed Consolidated Financial Statements," and the notes thereto, included in the Issuer's Form 10-Q for the fiscal quarter ended November 30, 1995, as filed on January 16, 1996 with the Commission, found on pages 3 through 11 thereof, are incorporated herein by reference.



        The information in the section of the Offering Circular entitled "Ratio of Earnings to Fixed Charges," which is located at page 9 thereof, is incorporated herein by this reference.



        The information in the section of the Offering Circular entitled "Capitalization," which is located at page 43 thereof, is incorporated herein by this reference.


ITEM 8.   ADDITIONAL INFORMATION


        The Issuer intends to conduct the Exchange Offer in accordance with
        Section 3(a)(9) of the Securities Act, in order that the issuance of Common Shares in connection with the Exchange will not require Securities Act registration. The Debentures were originally issued in a public offering that was registered under the Securities Act; and, therefore, the Debentures would be treated as unrestricted securities for purposes of the Securities Act so long as they are held by, or are traded by and among, Debentureholders who are members of the public. Debentures that, after the public offering, are acquired by the Issuer, or any persons deemed affiliates of the Issuer, or any persons deemed underwriters of the Issuer, would nevertheless be considered to become restricted for purposes of the Securities Act, and any Debentures acquired from any such persons in a transaction not involving a public offering, also would be considered restricted. The Common Shares exchanged for unrestricted Debentures would also be unrestricted for Securities Act purposes provided that the Section 3(a)(9) exemption from Securities Act registration applies.



        The Issuer has applied for listing on the NYSE of the Common Shares forming part of the Exchange Consideration. The NYSE has indicated approval thereof. The Issuer intends to obtain approval from the NYSE for listing upon notice of issuance prior to consummation of the Exchange.



        The Issuer has filed a Proxy Statement/Debenture Consent Solicitation Statement (the "Consent Solicitation"), as amended, with the Commission pursuant to the Exchange Act, a copy of which is attached hereto as Exhibit (a)(vii) and incorporated herein by this reference. The purpose of the Consent Solicitation is to obtain the consent (the "Consent") of the Debentureholders to the following four proposals:



                A. To consent to rescind, and to notify the Trustee of a rescission of, an acceleration of payments due under the Debentures (Proposal 1);



                B. To consent to waive, and to notify the Trustee of a waiver of, any other Events of Default under the Debentures (other than nonpayment of any principal and interest due) (Proposal 2);



                C. To consent to instructions and to instruct the Trustee not to pursue any remedy under the Debentures or the Indenture



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                        upon anything less than future directions given by a
                        majority in outstanding principal amount of Debentures (Proposal 3); and



                D. To consent to the amendment of the Indenture between the Company and the Trustee to the extent necessary to effect Proposals 1, 2 and 3 and the Exchange (Proposal
                        4).



        The Company does not presently contemplate completion of the Exchange unless the Consents requested in the Consent Solicitation are granted by the Debentureholders. Under the Indenture, approval of Proposals 1 and 3 requires consent of at least a majority of the outstanding principal amount of Debentures, and approval of Proposals 2 and 4 requires consent of the holders of at least 66 2/3% of the outstanding principal amount of the Debentures.



        All other notices given or authorized under the Indenture that the Trustee and the management and Board of Directors of the Issuer solicit will be solicited pursuant to a Debentureholder Proxy Statement filed as a proxy statement and additional proxy materials on Schedule 14A under the Exchange Act.



        Various documents and actions required to be delivered or taken pursuant to the Indenture are subject to approval by the Trustee under the Indenture as to proper form and substance and as to compliance with the Indenture. The Indenture contains terms and provisions regarding, among other things, defaults and cures which may affect, directly and indirectly, the Exchange Offer.



        "Description of Debentures," "Risk Factors," and "The Exchange Offer -- Conditions of the Exchange Offer," in the Offering Circular are hereby incorporated herein by reference.



        The consummation of the Exchange Offer is intended to be concurrent with the rescission of the Debenture acceleration. If the Debenture acceleration is continuing there may be a material adverse effect on possibilities to consummate the Exchange Offer. If the acceleration is not rescinded prior to or concurrent with the payment of Exchange Consideration to tendering Debentureholders and accrued interest to non-tendering Debentureholders, the Issuer does not intend to consummate the exchange.



        Debentures are tendered by properly executing and delivering a Letter of Transmittal, with the tendered Debentures, to the Exchange Agent.



        The Debentureholders, in order to cause the Issuer to accept the Debentures for Exchange, are requested to return to the Trustee a letter submitting notice of rescission of the acceleration of the Debentures; consenting to the making and completion of the Exchange Offer; and instructing the Trustee not to pursue collection remedies against the Issuer during the Exchange Offer in order to permit completion of the Exchange Offer. Independently, the tender of Debentures pursuant to the Letter of Transmittal serves as a waiver of the accrued interest in excess of the $80.00 interest portion of the Exchange Consideration, and waiver of all other claims under or pursuant to the Debentures, other than for the payment of the Exchange Consideration. Unless the condition is waived or modified by the Issuer, none of the Debentures will be accepted for exchange unless the Debentureholders appropriately consent to Proposal 1 set forth in the Debenture Consent Solicitation Statement.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

        The Exhibit Index attached to this Schedule is incorporated herein by this reference.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

                                                 COMPREHENSIVE CARE CORPORATION


                                                 KERRI RUPPERT
                                                 -------------------------------
                                                 Kerri Ruppert
                                                 Senior Vice President,
                                                 Chief Accounting Officer
Date: February 6, 1996                           and Secretary/Treasurer

                                  EXHIBIT INDEX


Exhibit No.

99.8       (a)  (i)         Offering Circular and Cover Letter*
99.9            (ii)        Letter of Transmittal*
99.10           (iii)       Notice of Rescission of Acceleration*
99.11           (iv)        Fourth Notice of Default from Trustee to
                            Debentureholders*
99.12           (v)         Notice to Debentureholders of Interest Payment Date
99.13           (vi)        Cover Letter for Debenture Consent Solicitation
                            Statement*

99.14           (vii)       Proxy Statement for solicitation of Debentureholders as
                            filed by the Issuer on September 15, 1995, and as
                            amended February __, 1996, pursuant to the Exchange
                            Act* (incorporated by reference)
99.15           (viii)      Script for use by persons answering questions
99.16           (ix)        Letter to Brokers (to be filed by amendment)
99.17           (x)         Letter to Clients of Brokers and Others (to be filed by
                            amendment)
99.18           (xi)        Notice of Conversion Price Adjustment (to be filed by
                            amendment)
99.19      (c)  (i)         Indenture dated April 25, 1985 between the Issuer and
                            Bank of America National Trust and Savings Association,
                            is incorporated by reference to Exhibit 4 to the
                            Issuer's Form S-3 Registration No. 2-97160 filed April
                            25, 1985 regarding an aggregate $46,000,000 original
                            principal amount of the Debentures
99.20           (ii)        Letter Agreement dated March 3, 1995 between the Issuer
                            and Mr. Jay H. Lustig, as a representative of certain
                            holders of Debentures


--------------

* To be distributed to Debentureholders.